Outline of Coverage Long-Term Care Agreement
Minnesota Life Insurance Company - a Securian Financial company [Life New Business] • [400 Robert Street North, St. Paul, MN 55101-2098] [1-800-643-5728]

LONG-TERM CARE AGREEMENT - FORM ICC24-20297

NOTICE TO OWNER: The Long-Term Care Agreement (the Agreement) may not cover all of the costs associated with long-term care incurred by the insured during the period of coverage. The owner is advised to review all benefit limitations carefully.

CAUTION: The issuance of the Agreement is based upon responses to the questions on your application. A copy of that application will be attached to your policy. If responses are incorrect or untrue, Minnesota Life Insurance Company (Company) has the right to deny benefits or rescind the agreement. The best time to clear up any questions is now, before a claim arises. If, for any reason, any of the answers are incorrect, contact us at the contact information shown above.

1.  INDIVIDUAL COVERAGE

The Agreement is an individual agreement of long-term care insurance.

2.  PURPOSE OF OUTLINE OF COVERAGE

This outline of coverage provides a very brief description of the important features of the Agreement. You should compare this outline of coverage to outlines of coverage for other policies available to you. This is not an insurance contract, but only a summary of coverage. Only the individual policy and any agreements attached to it contain the governing contractual provisions. This means that the policy and the agreements set forth in detail the rights and obligations of both you and the Company. Therefore, if you purchase this coverage, or any other coverage, it is important that you READ YOUR POLICY AND THE AGREEMENT CAREFULLY!

3.  FEDERAL TAX CONSEQUENCES

THE AGREEMENT IS INTENDED TO PROVIDE TAX-QUALIFIED LONG-TERM CARE INSURANCE BENEFITS UNDER SECTION 7702B OF THE INTERNAL REVENUE CODE OF 1986, as amended. However, cash indemnity benefit payments made under the Agreement may be taxable as income. You should consult your tax advisor.

4.  TERMS UNDER WHICH THE AGREEMENT MAY BE CONTINUED IN FORCE OR DISCONTINUED

Renewability

THE AGREEMENT IS GUARANTEED RENEWABLE. This means you have the right, subject to the terms of your policy and the Agreement to continue the Agreement as long as you pay sufficient premiums on the policy or have sufficient accumulation value to cover your policy and the Agreement charges. The Company cannot change any of the terms of the Agreement on its own, except that, in the future, IT MAY INCREASE THE COST OF INSURANCE RATE FOR THE AGREEMENT.

Waiver of Charges

Charges for the Agreement will be waived while benefits are being paid. Charges will be waived until benefit payments are stopped (because the insured has recovered or is no longer eligible). Charges will then be assessed against your policy accumulation value.

[Securian Financial is the marketing name for Minnesota Life Insurance Company. Insurance products are issued by Minnesota Life Insurance Company.]

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5.	TERMS UNDER WHICH THE COMPANY MAY CHANGE THE COST OF INSURANCE RATE FOR THE AGREEMENT

The cost of insurance rate for the Agreement is subject to change. If the cost of insurance rate is adjusted, any such adjustment will be based on future estimated or emerging experience as well as profit considerations. Those experience factors that could cause a change in the cost of insurance rate are interest, mortality, morbidity, persistency, policy duration, taxes, expenses, and profit considerations. We will send you a notice in advance of any change in the cost of insurance rate for the Agreement as required by state insurance laws or regulations. This notice will be sent to your last known address, and to any designated third party shown in our records.

6.	TERMS UNDER WHICH THE POLICY AND ANY AGREEMENTS MAY BE RETURNED OR PREMIUM REFUNDED

If you are not satisfied with the policy and any agreements, you have 30 days to return the policy and any agreements to us or our agent for a full refund of any premium you have paid for the policy and for any agreements.

7.	THIS IS NOT MEDICARE SUPPLEMENT COVERAGE

If you are eligible for Medicare, review the Guide to Health Insurance for People with Medicare, available from us. Neither the Company nor its agents represent Medicare, the federal government, or any state government.

8.	LONG-TERM CARE COVERAGE

Agreements of this category are designed to provide coverage for one or more necessary diagnostic, preventive, therapeutic, rehabilitative, maintenance, or personal care services, provided in a setting other than an acute care unit of a hospital, such as in a nursing home, in the community, or in the home.

The Agreement provides coverage for qualified long-term care services in the form of an acceleration of your death benefit and is subject to the elimination period, limitations, and exclusions described in the Agreement.

9.	BENEFITS PROVIDED BY THE AGREEMENT

The Agreement is intended to cover care such as nursing care, home and community-based care, informal care, home modification, facility reservation fee, and respite care.

LONG-TERM CARE ELIMINATION PERIOD – The long-term care elimination period begins when the insured is certified as a chronically ill individual. The long-term care elimination period is satisfied when the insured remains a chronically ill individual for 90 calendar days from the date of such certification. The long-term care elimination period has to be satisfied only once while the Agreement is in force.

LONG-TERM CARE AMOUNT – The long-term care amount represents the maximum total amount of cash indemnity benefit payments available under the Agreement as selected by you in the application, and must equal the policy face amount. This is the amount of death benefit that can be accelerated and cannot be changed.

INSTITUTIONAL BENEFITS AVAILABLE UNDER THE AGREEMENT

NURSING CARE FACILITY – A facility or institution, other than a hospital, that:

(1)

is licensed or certified by the state in which it is located; and is a separate facility or a distinct part of another health care facility, including an area or unit of a hospital not providing acute care; and

(2)	provides 24-hour per day nursing care under the supervision of a registered nurse or physician; and
(3)	maintains a daily record for each patient.

If licensure or certification is not required, a nursing care facility will be a facility which meets all other eligibility criteria listed above.

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ASSISTED LIVING FACILITY – A place which:

(1)	is licensed or certified under state law, where licensing is required to perform the services it is providing; and
(2)	has at least one trained staff member awake and on duty 24 hours per day; and
(3)	provides continuous room and board; and
(4)	provides maintenance or personal care services required by residents due to their inability to perform two or more of the activities of daily living or due to severe cognitive impairment.

Assisted living facilities do not include hospitals or units, sections or facilities which are independent living units or facilities. Such independent living units or facilities; however, will be considered eligible locations for the receipt of home and community care services. Unless otherwise excluded, assisted living facilities include facilities otherwise named, which meet the above criteria, including secure Alzheimer’s facilities or units.

FACILITY RESERVATION FEE – A fee to reserve the insured’s accommodations in any facility that provides services covered under the insured’s plan of care while he or she is temporarily absent during a stay in such facility. The temporary absence can be for any reason with the exception of discharge, including, but not limited to, a hospital stay or spending time with family.

NON-INSTITUTIONAL BENEFITS AVAILABLE UNDER THE AGREEMENT

ADULT DAY CARE – A state licensed, or certified program of services provided during the day to chronically ill individuals in a community group setting through an adult day care center that includes:

(1)	care for a specified number of individuals; and
(2)	social or health-related or both types of services; and
(3)	maintenance or personal care services.

The purpose of such a program is to support frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home.

CAREGIVER TRAINING – Training for care, that is part of an approved plan of care, provided by a properly accredited medical or instructional institution or by an individual, such as a licensed nurse, who is qualified to provide such training to an individual who is providing informal care.

Examples of such training may include, but are not limited to:

(1)	the proper care and use of medical devices such as catheters, intravenous medications, colostomy bags, or suctioning tubes; or
(2)	assistance with medications, bandages, and dressings; or
(3)	the proper performance of various procedures to assist the insured with his or her activities of daily living.

HOME AND COMMUNITY-BASED CARE – Includes services provided to the insured through adult day care or home health care.

HOME MODIFICATION – Services that are part of the approved plan of care that include labor, equipment, and supplies for modifications to the insured’s home that will enhance the insured’s ability to perform the activities of daily living and allow them to remain in his or her home safely.

INFORMAL CARE - Qualified long-term care services provided by non-licensed providers or persons who may or may not be paid for their services but are part of the approved plan of care.

RESPITE CARE – Care services provided for the insured in an institution, in the insured’s home, or in community-based program on a short-term basis to provide temporary relief for the primary caregiver.

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ELIGIBILITY FOR CASH INDEMNITY BENEFIT PAYMENTS

For benefits to be payable, the following requirements must be met and substantiated by documentation that is satisfactory to us:

(1)	the insured must be certified as a chronically ill individual; and
(2)	the insured must be prescribed qualified long-term care services covered under the Agreement which are specified in a plan of care; and
(3)	the plan of care must be submitted to us; and
(4)	the long-term care elimination period must be satisfied; and
(5)	the policy and the Agreement must be in force.

DEFINITIONS

Activities of Daily Living refer to basic functional abilities that measure the insured’s ability for self-care and ability to live independently without substantial assistance from another individual. The six activities of daily living are:

(1)	Bathing: washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
(2)

Continence: the ability to maintain control of bowel and bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

(3)	Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.
(4)	Eating: feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.
(5)	Toileting: getting to and from the toilet, getting on or off the toilet, and performing associated personal hygiene.
(6)	Transferring: moving into or out of bed, a chair or wheelchair.

Benefit Eligibility Period means the period in which the insured is eligible for cash indemnity payments for an approved claim, without recertification. This period is determined by us and may be as short as 90 days, and as long as twelve months.

Chronically Ill Individual means an insured who has been certified by a licensed health care practitioner within the preceding twelve-month period as:

(1)	being unable to perform, without substantial assistance from another person, at least two activities of daily living due to a loss of functional capacity for a period of at least 90 days; or
(2)	requiring substantial supervision to protect the insured from threats to health and safety due to severe cognitive impairment.

Home Health Care Provider means an individual or provider licensed or certified to provide home health care. This also includes an employee of a hospital active in the capacity of providing care in an insured’s home.

Immediate Family means a spouse, child, parent, brother, sister, grandparent, grandchild, step-parent, step-child, step-brother, or step-sister of you or the insured.

Licensed Health Care Practitioner means any physician as defined in section 1861(r)(1) of the Social Security Act, registered professional nurse, licensed social worker, or other individual who meets requirements prescribed by the Secretary of the Treasury.

A licensed health care practitioner does not include the owner, the insured, or a member of the owner or the insured’s immediate family.

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Maintenance or Personal Care Services means any care for which the primary purpose is the needed assistance with any of the disabilities resulting from the insured being a chronically ill individual (including the protection from threats to health and safety due to severe cognitive impairment).

Plan of Care means a written plan for qualified long-term care services prescribed by a licensed health care practitioner based upon an assessment indicating the insured is a chronically ill individual. The plan of care must specify the type, frequency, and most appropriate types of licensed and non-licensed providers of all the services the insured requires.

Qualified Long-Term Care Services are services that meet the requirements of Code Section 7702B and provide necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, including informal care and other covered services, which are required by the insured when chronically ill, and are provided pursuant to a plan of care.

Severe Cognitive Impairment means the insured’s deterioration or loss of intellectual capacity, which requires substantial assistance by another person to protect the insured or others from threats to health and safety. Severe cognitive impairment is measured by clinical evidence and standardized tests that reliably measure the insured’s impairment the following areas:

(1)	short-term or long-term memory; or
(2)	orientation to people, places, or time; or
(3)	deductive or abstract reasoning; or
(4)	judgement as it relates to safety awareness.

Severe cognitive impairment includes Alzheimer’s disease and similar forms of irreversible dementia.

Substantial Assistance means the hands-on assistance or stand-by physical assistance of another person to protect the insured or others from threats to health or safety (such as may result from wandering) or help with performing the activities of daily living;

(1)	Hands-on assistance means the physical assistance of another person without which the insured would be unable to perform an activity of daily living.
(2)

Stand-by assistance means the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the insured while he or she is performing a necessary activity of daily living.

Substantial Supervision means the continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the insured from threats to his or her health or safety (such as may result from wandering) due to severe cognitive impairment.

10.	LIMITATIONS AND EXCLUSIONS

Pre-existing Condition Limitations

Pre-existing condition limitations refer to any condition or disease for which the insured received medical advice or treatment within six months preceding the effective date of the Agreement for that same condition or disease or a related condition or disease. There does not need to be a specific diagnosis for the condition or disease for it to be considered a pre-existing condition.

We will not pay benefits for a pre-existing condition or disease that is not disclosed in the application for a period of six months from the effective date of the Agreement. A pre-existing condition during the first six months that the Agreement is in force will not be counted toward the satisfaction of the long-term care elimination period.

Non-Eligible Levels of Care

The Agreement will only pay benefits when qualified long-term care services (as defined in the Agreement) are prescribed in the plan of care.

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Exclusions

You are not eligible to receive benefits if the insured’s long-term care service needs are caused directly or indirectly by, result in whole or in part, from or during, or there is contribution from:

(1)	alcoholism or drug addiction; or
(2)	war or any act of war, while the insured is serving in the military, naval or air forces of any country at war, whether declared or undeclared; or
(3)	active service in the armed forces or units auxiliary thereto; or
(4)	the insured’s active participation in a riot, insurrection, or terrorist activity; or
(5)	committing or attempting to commit a felony; or
(6)	any attempt at suicide, or intentionally self-inflicted injury, while sane or insane.

THE AGREEMENT MAY NOT COVER ALL THE EXPENSES ASSOCIATED WITH YOUR LONG-TERM CARE NEEDS.

11.	RELATIONSHIP OF COST OF CARE AND BENEFITS

Because the costs of long-term care services will likely increase over time, you should consider whether and how the benefits of this plan may be adjusted. The benefit amount of the Agreement will not increase over time.

12.	ALZHEIMER’S DISEASE AND OTHER ORGANIC BRAIN DISORDERS

Subject to Eligibility for Cash Indemnity Benefit Payments and any limitations or exclusions described above, the Agreement provides coverage if you are clinically diagnosed as having Alzheimer’s disease or similar forms of irreversible dementia.

13.	MONTHLY CHARGE

The monthly charge for the Agreement is assessed against the policy accumulation value. The charge for the Agreement is equal to the long-term care cost of insurance rate multiplied by the long-term care net amount at risk. The long-term care net amount at risk will equal the greater of zero and the long-term care amount less the sum of all previous cash indemnity benefit payments minus the policy accumulation value.

14.	ADDITIONAL FEATURES

MEDICAL UNDERWRITING - The insured’s insurability for the Agreement will be determined by the answers given in the application and any other authorized medical information we obtain regarding the insured’s current state of health.

15.

CONTACT THE STATE AGENCY LISTED IN THE NAIC’S A SHOPPER’S GUIDE TO LONG-TERM CARE INSURANCE IF YOU HAVE GENERAL QUESTIONS REGARDING LONG-TERM CARE INSURANCE. CONTACT MINNESOTA LIFE INSURANCE COMPANY IF YOU HAVE SPECIFIC QUESTIONS REGARDING YOUR LONG-TERM CARE AGREEMENT.

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